EXHIBIT 99.3

Arco Platform Limited (the "Company") FORM OF PROXY FOR SHAREHOLDERS I/We _________________________________________________________________________ Please Print Name(s) of ___________________________________________________________________________ Please Print Address(es) being (a) shareholder(s) of the Company with ____________ shares respectively hereby appoint ________________________________ of ___________________________________________ or failing him/her ________________________________ of ___________________________________________ or failing him/her the duly appointed chairman of the Meeting (the "Chairman") as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the "AGM") to be held on the 30th day of October 2020 at 10:30 am São Paulo time at the offices of the Company located at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo - SP, 01412-100, Brazil and at any adjournment of the AGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matter specified in the Notice of the AGM as indicated on the reverse side: (Continued and to be signed on the reverse side.) NOTES IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY. 1 A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. 2 Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person. 3 Whether or not you propose to attend the AGM in person, you are strongly advised to vote as described in the Notice of the AGM or complete and sign the proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of the Company marked for the attention of "Mariana Pacini", or send copies of the foregoing by email to proxy@astfinancial.com, no later than 11.59 p.m., Eastern Time, on October 29, 2020. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish. 4 If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares. 5 A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting. 6 No business shall be transacted at the AGM unless a quorum is present. As set out in the articles of association of the Company, one or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, constitutes a quorum of the shareholders. No person shall be entitled to vote at the AGM unless he is registered as a shareholder of the Company on the record date for the AGM nor unless all calls or other sums presently payable by him in respect of such shares have been paid. Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed personalised proxy card attached to this Notice in the enclosed, pre-addressed envelope provided for that purpose so that your vote is received before 11:59 PM the day before the meeting. EMAIL - proxy@astfinancial.com FAX - 718-765-8730

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF ARCO PLATFORM LIMITED October 30, 2020 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Company’s 2019 annual report is available at https://investor.arcoplatform.com/investor-relations Please sign, date and mail your proxy card as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. THE BOARD RECOMMENDS THAT SHAREHOLDERS OF THE COMPANY VOTE “FOR” THE RESOLUTIONS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. 00030303030300001000 9 103020 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the offices of the Company located at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo - SP, 01412-100, Brazil on October 30, 2020 at 10:30 am (São Paulo time). Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed personalised proxy card attached to this Notice in the enclosed, pre-addressed envelope provided for that purpose so that your vote is received before 11:59 PM (Eastern Time) the day before the meeting. EMAIL - proxy@astfinancial.com FAX - 718-765-8730 1. Resolution: To resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2019 be approved and ratified; 2. Resolution: To resolve, as an ordinary resolution, that Edward Ruiz be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company; 3. Resolution: To resolve, as an ordinary resolution, that Pablo Doberti be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company; 4. Resolution: To resolve, as an ordinary resolution, that David Peixoto dos Santos be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company; and 5. Resolution: To resolve, as an ordinary resolution, that Stelleo Tolda be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM. FOR AGAINST ABSTAIN MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING.